1. Name and Address of Reporting Person
   Duncan, James D.
   8182 Maryland Avenue
   Clayton, MO 63105-
2. Issuer Name and Ticker or Trading Symbol
   Smurfit-Stone Container Corporation (SSCC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Corporate Sale
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               702            D
Common Stock                    03/11/2002 03/11/2002 T         335.685     A   $0.0000                   I           401(k) Plan
                                <F1>                            <F1>            <F1>
Common Stock                    04/04/2002 04/04/2002 J <F2>    -247.226    D   $16.4450   88.459         I           401(k) Plan
Common Stock                                                                               200            I           IRA

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $17.03   05/10/2 05/10/2 A         8000        05/10/2003 05/10/2012 Common  8000     $0.0000    8000    D
Option               002     002                           <F4>                  Stock
                     <F3>

Explanation of Responses:

<F1>
These shares were acquired on February 4, 2002 (67.266 shares) and March 11, 2002 (179.96 shares) pursuant to the SSCC 401(k) plan at $15.089 and $16.851 per share, respectively. The information reported herein is based on a plan statement dated as of December 31, 2002.
<F2>
These shares were disposed of when the reporting person transferred funds within his 401(k) plan account from Company stock to one or more of the other investment options within the 401(k) plan.
<F3>
Options granted pursuant to Smurfit-Stone Container Corporation 1998 Long Term Incentive Plan.
<F4>
The options become fully vested over four years. Twenty five percent of the options vest each year on the anniversary date of the grant date.

SIGNATURE OF REPORTING PERSON
/s/ Craig A. Hunt

DATE
01/24/2003